UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 2 of 10 pages

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,984,464
	8	Shared Voting Power 28,746,292
	9	Sole Dispositive Power 11,984,464
	10	Shared Dispositive Power 28,746,292

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,730,756
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 3 of 10 pages

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 9,000,965
	8	Shared Voting Power 28,746,292
	9	Sole Dispositive Power 9,000,965
	10	Shared Dispositive Power 28,746,292

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,747,257
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 4 of 10 pages

1	Names of Reporting Persons Endeavor Executive Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,735,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,735,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,735,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 5 of 10 pages

1	Names of Reporting Persons Endeavor Executive PIU Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,249,749
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,249,749

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,249,749
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 6 of 10 pages

1	Names of Reporting Persons Endeavor Executive II Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,760,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,760,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 7 of 10 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the section titled “2023 10b5-1 Trading Plans”:

On August 31, 2023, Ariel Emanuel entered into a trading plan (the “Emanuel 2023 Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Emanuel 2023 Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,200,000 shares of Class A Common Stock on behalf of Mr. Emanuel.

This description of the Emanuel 2023 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Emanuel 2023 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 303,755,495 shares of Class A Common Stock outstanding as of July 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed with the SEC on August 8, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ariel Emanuel	40,730,756	11.9%	11,984,464	28,746,292	11,984,464	28,746,292
Patrick Whitesell	37,747,257	11.1%	9,000,965	28,746,292	9,000,965	28,746,292
Endeavor Executive Holdco, LLC	21,735,750	6.7%	0	21,735,750	0	21,735,750
Endeavor Executive PIU Holdco, LLC	4,249,749	1.4%	0	4,249,749	0	4,249,749
Endeavor Executive II Holdco, LLC	2,760,793	0.9%	0	2,760,793	0	2,760,793

CUSIP No. 29260Y 10 9	13D	Page 8 of 10 pages

Mr. Emanuel is the record holder of 279,597 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Emanuel’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 1,551,650 shares of Class A Common Stock. Mr. Whitesell is the record holder of 72,797 shares of Class A Common Stock. Mr. Whitesell’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 21,735,750 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 3,737,041 Endeavor Operating Company Units and 512,708 Profits Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Profits Units.

The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

(c)

During the past 60 days, the Reporting Persons have disposed of an aggregate of 851,799 Endeavor Operating Company Units in connection with the redemption of common units issued by Endeavor Executive Holdco, LLC and Endeavor Executive PIU Holdco, LLC to certain equityholders in accordance with the limited liability company agreements of Endeavor Executive Holdco, LLC and Endeavor Executive PIU Holdco, LLC. In addition, on August 25, 2023, the Issuer granted Mr. Emanuel and Mr. Patrick 146,634 fully-vested restricted stock units (“RSUs”) and 129,594 fully-vested RSUs, respectively. Such RSUs were granted by the Issuer to Messrs. Emanuel and Whitesell in connection with Endeavor Operating Company, LLC (“Opco”) imposing a limitation on the tax distributions that otherwise would have been payable by OpCo to its members that resulted in each of Messrs. Emanuel and Whitesell, in his capacity as a member of OpCo, not receiving tax distributions from OpCo sufficient to cover the estimated amount of tax attributable to his interest in OpCo (determined in a manner consistent with the operating agreement of OpCo).

From August 24, 2023 through August 28, 2023, Mr. Emanuel also made the following open-market sales: (i) 150,000 shares of Class A Common Stock at a weighted average price of $24.0787 per share on August 24, 2023, (ii) 25,000 shares of Class A Common Stock at a weighted average price of $24.0698 per share on August 25, 2023, and (iii) 236,487 shares of Class A Common Stock, including 71,487 shares which were sold to cover taxes in connection with the vesting of the RSUs pursuant to the applicable award agreement, at a weighted average price of $24.0901 per share on August 28, 2023. On August 28, 2023, Mr. Whitesell sold 56,797 shares of Class A Common Stock in the open market at a weighted average price of $24.1272 per share to cover taxes in connection with the vesting of RSUs pursuant to the applicable award agreement. The shares sold by Messrs. Emanuel and Whitesell were sold in multiple transactions at various prices calculated into the weighted average prices set forth above. Messrs. Emanuel and Whitesell undertake to provide to the Issuer, any security holder of the Issuer, or staff of the SEC, upon request, full information regarding the number of shares sold at each separate price calculated into the weighted average prices set forth above.

CUSIP No. 29260Y 10 9	13D	Page 9 of 10 pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Emanuel 2023 Trading Plan and is incorporated herein by reference. The Form of the Emanuel 2023 Trading Plan is attached as Exhibit 8 and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

8	Form of Emanuel 2023 Trading Plan

CUSIP No. 29260Y 10 9	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager